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                             January 17, 2024

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed January 9,
2024
                                                            File No. 333-274976

       Dear Dezhi Liu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1, filed January 9, 2024

       Executive Compensation, page 143

   1.                                                   Please include
executive compensation disclosure for your executive officers for the fiscal year ended December 31,
2023. Please refer to to Item 4.a of Form F-1 and Item 6.B of
                                                        Form 20-F, which
require compensation disclosure for the company's "last full financial year."
       General

   2. We note your revised disclosure in response to prior comment 2 and reissue the comment.
                                                        It is still unclear to
us that there have been changes in the regulatory environment in the
                                                        PRC since the amendment
that was filed on July 7, 2023, warranting revised disclosure to
 Dezhi Liu
Oriental Rise Holdings Limited
January 17, 2024
Page 2
      mitigate the challenges you face and related disclosures. Please restore your disclosures to the disclosures as they existed in the registration statement as of July 7, 2023.
3. We note your response to prior comment 4. Please revise the Resale Prospectus cover page to include the China-Based Issuer-related changes you made to the Public Offering
      Prospectus cover page in this Amendment No. 3 to the F-1.
       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                            Sincerely,

FirstName LastNameDezhi Liu                                 Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOriental Rise Holdings Limited
                                                            Services
January 17, 2024 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName